UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024
Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)
1 Caspian Point,
Caspian Way,
Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Registered Direct Offering and Concurrent Private Placement

On July 18, 2024, Biodexa Pharmaceuticals PLC (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (each an “Investor”), pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the Investors (the “Registered Offering”), (i) an aggregate of 5,050,808 American Depositary Shares (“ADSs”), and (ii) an aggregate of 278,975 pre-funded warrants exercisable for ADSs (the “Pre-Funded Warrants”).

Each ADS is being sold at an offering price of $0.94, and each Pre-Funded Warrant is being sold at an offering price of $0.9399. Each ADS represents 400 ordinary shares, nominal value £0.001 per share (the “Ordinary Shares”).

The aggregate gross proceeds to the Company from the Registered Offering are expected to be approximately $3.0 million, before deducting the placement agent’s fees and related offering expenses.

The Pre-Funded Warrants were sold, in lieu of ADSs, to the Investors such that the Investors’ purchase of ADSs in the Offering would not otherwise result in the Investor, together with their affiliates and certain related parties, beneficially owning more than 4.99% or 9.99% of the Company’s outstanding Ordinary Shares immediately following the consummation of the Registered Offering. Each Pre-Funded Warrant represents the right to purchase one ADS at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full.

The ADSs and Pre-Funded Warrants were offered by the Company’s to be issued in the pursuant to a prospectus supplement to be filed with the Securities and Exchange Commission (the “SEC”) in connection with a takedown from the Company’s registration statement on Form F-3 (File No. 333-267932), which was filed with the SEC on October 22, 2022 and was declared effective on October 26, 2022 (the “Registration Statement”).

Additionally, in a concurrent private placement transaction (the “Private Placement”, and together with the Registered Offering, the “Offerings”), the Company agreed to issue and sell to the Investors (i) ADS purchase warrants exercisable for an aggregate of 5,329,783 ADSs (the “Series J Warrants”) and (ii) ADS purchase warrants exercisable for an aggregate of 5,329,783 ADSs (the “Series K Warrants” and, together with the Series J Warrants, the “Private Placement Warrants”).

The Private Placement Warrants will be exercisable at an exercise price of US$1.00 per ADS, subject to adjustments for certain dilutive Company equity issuances. The Private Placement Warrants will be immediately exercisable upon issuance. The Series J Warrants will expire five years from the initial exercise date and the Series K Warrants will expire one year from the initial exercise date. The Private Placement Warrants and the ADSs issuable upon the exercise of the Private Placement Warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), were not offered pursuant to the Registration Statement and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder.

The Investors (together with their respective affiliates) may not exercise the Private Placement Warrants if the Investor would beneficially own more than 4.99% or 9.99% (such amount to be determined at the option of the Investor upon issuance) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The Purchase Agreement contains customary representations, warranties and covenants of the Company and each Investor, and customary indemnification provisions for a transaction of this type. Pursuant to the terms of the Purchase Agreement, the Company has agreed to be subject to a lock-up period on subsequent equity sales which will last until 30 days following the closing of the Offerings. The Company has also agreed to not issue any securities that are subject to a price reset based on the trading prices of the Company’s Ordinary Shares or upon a specified or contingent event in the future or enter into any agreement to issue securities at a future determined price for a period of one-hundred and eighty days following the closing date of the Offerings, subject to certain exceptions. Additionally, the Company has agreed to reduce the exercise price of the Company’s existing Series E warrants, Series G warrants and Series H warrants held by each Investor to $1.00 per ADS.

 Further, and pursuant to the terms of the Purchase Agreement, the Company agreed to use commercially reasonable efforts to cause a registration statement providing for the resale by holders of ADSs issuable upon the exercise of the Private Placement Warrants, to become effective 60 days (or, in the event of a “full review” by the SEC, within 90 days) following the closing of the Offerings.

The Offerings are expected to close on or about July 22, 2024, subject to customary closing conditions.

On July 18, 2024, the Company entered into a placement agency agreement (the “Placement Agent Agreement”) with Ladenburg Thalmann & Co. Inc. (“Ladenburg”), pursuant to which the Company engaged Ladenburg as the exclusive placement agent for the Offering. The Company agreed to pay Ladenburg a cash fee in an amount equal to 8.0% of the aggregate gross proceeds of the Offering and to issue to Ladenburg or its designees warrants (the “Placement Agent Warrants”) to purchase ADSs equal to 4.0% of the total ADSs (or ADS equivalents) issued in the Registered Offering. The Company also agreed to pay Ladenburg a management fee equal to 1.0% of the gross proceeds raised in the Offerings and an expense allowance of up to US$85,000 for legal fees and other out-of-pocket expenses. The Placement Agent Warrant has substantially the same terms as the Series J Warrants, except that the exercise price of the Placement Agent Warrants is $1.25 and the term of the Placement Agent Warrants will terminate on the three-year anniversary of the initial exercise date as defined in the Placement Agent Warrants. The Placement Agent Warrants and the ADSs issuable upon the exercise of the Placement Agent Warrants are not being registered under the Securities Act, were not offered pursuant to the Registration Statement and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder.

The foregoing description of the Purchase Agreement, the Pre-Funded Warrants, the Private Placement Warrants, Placement Agent Warrants and Placement Agent Agreement are not complete and are qualified in their entirety by references to the full text of the forms of Purchase Agreement, Pre-Funded Warrant, Placement Agent Warrant, Private Placement Warrants and Placement Agent Agreement, which are filed as exhibits to this Report and are incorporated by reference herein.

This Current Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The information included under the heading “Registered Direct Offering and Concurrent Private Placement” of this report on Form 6-K, including Exhibits 4.1, 4.2, 4.3, 4.4, 5.1, 5.2, 10.1 and 10.2, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-209365) and Form F-3 (File No. 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Events

On July 19, 2024, the Company issued a press release disclosing the material terms of the transactions contemplated by the Purchase Agreement, a copy of which is furnished as Exhibit 99.1 and incorporated herein by reference.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the Offerings and the amount of proceeds expected from the Offerings. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this report on Form 6-K. The Company does not intend to revise or update any forward-looking statement in this report on Form 6-K as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of July 2024, and incorporated by reference herein, is:

Exhibit No.	Description

4.1	Form of Series J Warrant.

4.2	Form of Series K Warrant.

4.3	Form of Placement Agent Warrant.

4.4	Form of Pre-Funded Warrant

5.1	Opinion of Brown Rudnick LLP

5.2	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky & Popeo P.C.

10.1	Form of Securities Purchase Agreement, dated as of July 18, 2024, by and between Biodexa Pharmaceuticals PLC and the investors identified on the signature pages thereto.*

10.2	Placement Agency Agreement, dated as of July 18, 2024, by and between Biodexa Pharmaceuticals PLC and Ladenburg Thalmann & Co. Inc.

99.1	Press release dated July 19, 2024.

* Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: July 19, 2024	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and
Chief Financial Officer